UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934(1)
(Amendment No. 1)*

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03820J100

(CUSIP Number)

November 18, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J100

1	Name of Reporting Persons Stichting Aescap 2.0

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,861,924

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,861,924

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,924

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.2%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 18,218,402 shares of the Issuer’s Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) November 12, 2019.

1	Name of Reporting Persons Privium Fund Management B.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,861,924

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,861,924

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,924

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.2%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 18,218,402 shares of the Issuer’s Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019.

1	Name of Reporting Persons Inspirational Visions BV

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,999

	6	Shared Voting Power 0

	7	Sole Dispositive Power 24,999

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,999

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 18,218,402 shares of the Issuer’s Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019.

1	Name of Reporting Persons Patrick Johan Hendrik Krol

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,886,923

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,886,923

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,923

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.4%

12	Type of Reporting Person (See Instructions) IN

(1) Based upon 18,218,402 shares of the Issuer’s Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019.

Item 1.
	(a).	Name of Issuer Applied Genetic Technologies Corporation (the “Issuer”)
	(b).	Address of Issuer’s Principal Executive Offices: 14193 NW 119th Terrance, Suite 10, Alachua, Florida 32615

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).

Citizenship

(i) Stichting Aescap 2.0 (“Aescap 2.0”)
Gustav Mahlerplein 3
1082 MS Amsterdam
The Netherlands
Citizenship: The Netherlands

(ii) Privium Fund Management B.V. (“Privium”), as the fund manager of Aescap 2.0
Gustav Mahlerplein 3
1082 MS Amsterdam
The Netherlands
Citizenship: The Netherlands

(iii) Inspirational Visions BV (“Inspirational Visions”)
Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

(iv) Patrick Johan Hendrik Krol (“Krol”), the portfolio manager for Privium and the managing director of Inspirational Visions

Gustav Mahlerplein 3
1082 MS Amsterdam
The Netherlands
Citizenship: The Netherlands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities: Common Stock (the “Shares”)
Item 2(e).	CUSIP Number: 03820J100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

Aescap 2.0 directly held 1,861,924 Shares.
Privium may be deemed to beneficially own the 1,861,924 Shares held by Aescap 2.0.
Inspirational Visions directly held 24,999 Shares.

As the portfolio manager of Privium, Krol may be deemed to beneficially own the 1,861,924 Shares held by Aescap 2.0.  In addition, as the managing director of Inspirational Visions, Krol may be deemed to beneficially own the 24,999 Shares held by Inspirational Visions.

(b)

Percent of class:

Aescap 2.0 may be deemed the beneficial owner of approximately 10.2% of the Shares outstanding.
Privium may be deemed the beneficial owner of approximately 10.2% of the Shares outstanding.
Inspirational Visions may be deemed the beneficial owner of 0.1% of the Shares outstanding.
Krol may be deemed the beneficial owner of approximately 10.4% of the Shares outstanding.

	(c)	Number of shares as to which the Reporting person has: Aescap 2.0:
		(i)	Sole power to vote or to direct the vote: 1,861,924
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,861,924
		(iv)	Shared power to dispose or to direct the disposition of: 0
Privium:
		(i)	Sole power to vote or to direct the vote: 1,861,924
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,861,924
		(iv)	Shared power to dispose or to direct the disposition of: 0
Inspirational Visions:
		(i)	Sole power to vote or to direct the vote: 24,999
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 24,999
		(iv)	Shared power to dispose or to direct the disposition of: 0
Krol:
		(i)	Sole power to vote or to direct the vote: 1,886,923
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,886,923
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STICHTING AESCAP 2.0

BY: PRIVIUM FUND MANAGEMENT B.V., ITS FUND MANAGER

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Portfolio Manager

PRIVIUM FUND MANAGEMENT B.V.

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Portfolio Manager

INSPIRATIONAL VISIONS B.V.

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Managing Director

PATRICK JOHAN HENDRIK KROL

/s/ Patrick Johan Hendrik Krol

Dated: November 21, 2019